UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

(Name of Subject Company (Issuer))

Chart Acquisition Group LLC (Offeror)
Joseph R. Wright (Offeror)
Cowen Investments LLC (Offeror)

The Chart Group, L.P. (Other)

RCG LV Pearl LLC (Other)

(Names of Filing Persons)

Warrants to Purchase Shares of Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

88024L118
(CUSIP Number of Class of Securities)

Christopher D. Brady
c/o The Chart Group, L.P.

555 5th Avenue, 19th Floor

New York, NY 10017

(212) 350-8205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.
Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,427,508	$165.88

*             Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 2,379,180 Warrants (subject to proration) to purchase shares of common stock, par value $0.0001 per share, at the tender offer price of $0.60 per share.

**           The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $116.20 per million dollars of the transaction valuation.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $165.88	Filing Party: Chart Acquisition Group LLC, Joseph R. Wright, Cowen Investments LLC, The Chart Group, L.P. and RCG LV Pearl LLC
Form or Registration No.: Schedule TO-T	Date Filed: August 14, 2015

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

Chart Acquisition Group LLC (“CAG”), Joseph R. Wright (“Mr. Wright”), Cowen Investments LLC (“Cowen” and, together with the CAG and Mr. Wright, the “Purchasers”), The Chart Group L.P., the managing member of the CAG, and RCG LV Pearl LLC, the sole member of Cowen and a subsidiary of Cowen Group, Inc. (together with the Purchasers and Chart Group L.P., the “Filing Persons”), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2015 (the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1 to Schedule TO (“Amendment No. 1”), relates to the offer to purchase for cash up to 2,379,180 of the warrants of Tempus Applied Solutions Holdings, Inc. (the “Company”) (subject to proration), each warrant exercisable to purchase one share of common stock, par value $0.0001 per share (the “Warrants”), at a price of $0.60 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $1,427,508. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated August 14, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. This Amendment No. 1, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 14d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and supersedes any conflicting disclosure set forth in the Offer to Purchase, and unaffected items and exhibits are not included herein.

Items 1 through 11

Items 1 through 11 are hereby amended and supplemented as follows:

The Offer expired at 12:00 midnight, New York City time, at the end of the day on Friday, September 11, 2015. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 4,614,596 Warrants were validly tendered and not withdrawn in the Offer. The Purchasers have accepted for purchase on a pro rata basis 2,379,180 Warrants at a Purchase Price of $0.60 per Warrant for an aggregate Purchase Price of approximately $1,427,508. All conditions to the Offer having been satisfied or waived, the Purchasers have accepted for payment and will promptly pay for all Warrants validly tendered and not properly withdrawn from the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2015

CHART ACQUISITION GROUP LLC

By:	/s/ Michael LaBarbera
Name:	Michael LaBarbera
Title:	Manager

JOSEPH R. WRIGHT

/s/ Joseph R. Wright

COWEN INVESTMENTS LLC

By:	/s/ Stephen Lasota
Name:	Stephen Lasota
Title:	Chief Financial Officer, Cowen Group, Inc.

THE CHART GROUP, L.P.

By:	/s/ Christopher D. Brady
Name:	Christopher D. Brady
Title:	Manager

RCG LV PEARL LLC

By:	/s/ Stephen Lasota
Name:	Stephen Lasota
Title:	Chief Financial Officer, Cowen Group, Inc.

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated August 14, 2015.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)	Not applicable.
(d)(1)	Third Amended and Restated Warrant Agreement , dated June 11, 2015, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on June 12, 2015).
(d)(2)	Third Amended and Restated Escrow Agreement, dated June 19, 2015, by and between Chart Acquisition Group, LLC, Joseph Wright, and Cowen Investments LLC, Continental Stock Transfer & Trust Company, and Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 19, 2015).
(d)(3)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(d)(4)	First Amendment to the Agreement and Plan of Merger, dated March 20, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 20, 2015).
(d)(5)	Second Amendment to the Agreement and Plan of Merger, dated June 10, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).
(d)(6)	Third Amendment to the Agreement and Plan of Merger, dated July 15, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Annex A to the Form S-4/A filed by the Company on July 16, 2015).
(d)(7)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(8)	Form of First Amendment to Registration Rights Agreement, dated as of June 10, 2015, by and among Chart Acquisition Corp. and certain initial investors (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).
(d)(9)	Form of Second Amendment to Registration Rights Agreement dated as of July 31, 2015 by and among Tempus Applied Solutions Holdings, Inc., Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Investments LLC, Joseph Wright and the other holder parties thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on August 6, 2015).
(d)(10)	Registration Rights Agreement dated as of July 31, 2015 by and among Tempus Applied Solutions Holdings, Inc., and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.14 to the Form 8-K filed by the Company on August 6, 2015).
(d)(11)	Form of Purchase and Exchange Agreement dated as of June 10, 2015 by and among Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each Investor (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-4 (File No. 333-201424)).
(h)	Not applicable.

* Previously filed.

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